UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*


                     PENN ENGINEERING & MANUFACTURING CORP.
                                (Name of Issuer)


                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   707389 10 2
                                 (CUSIP Number)

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















                                                             Page 1 of 6 pages

SEC 1745(10-88)

                                  SCHEDULE 13G

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CUSIP No. 707389 10 2                       Page   2    of   6     Pages
          -----------                            ------    -------
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--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Kenneth A. Swanstrom
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)

            (a)  ______
            (b)  ______

--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America


--------------------------------------------------------------------------------
                 |  5         SOLE VOTING POWER
                 |
                 |                 240,174 shares
    NUMBER OF    |
      SHARES     |
   BENEFICIALLY  |
     OWNED BY    |
       EACH      |
    REPORTING    |
      PERSON     |
       WITH      |
                 |-------------------------------------------------------------
                 |  6         SHARED VOTING POWER
                 |
                 |                 165,914 shares
                 |-------------------------------------------------------------
                 |  7         SOLE DISPOSITIVE POWER
                 |
                 |                 240,174 shares
                 |-------------------------------------------------------------
                 |  8         SHARED DISPOSITIVE POWER
                 |
                 |                 165,914 shares
--------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                 406,088 shares

--------------------------------------------------------------------------------
10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
               (See Instructions)


                 N/A

--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                 23.79 %

--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON (See Instructions)


                IN

--------------------------------------------------------------------------------



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CUSIP No. 707389 10 2                                        Page 3 of 6 Pages
------------------------------------------------------------------------------



                                  SCHEDULE 13G

         This Amendment No. 5 to Schedule 13G is being filed for the year ended December 31, 1995.

Item 1(a).            Name of Issuer.

                      Penn Engineering & Manufacturing Corp.

Item 1(b).            Address of Issuer's Principal Executive Offices.

                      Plant No. 1, Old Easton Road, P.O. Box 1000, Danboro, PA 18916.

Item 2(a).            Name of Person Filing.

                      Kenneth A. Swanstrom.

Item 2(b).            Address of Principal Business Office
                      or, If None, Residence.

                      Plant No. 1, Old Easton Road, P.O. Box 1000, Danboro, PA 18916.

Item 2(c).            Citizenship.

                      United States of America.

Item 2(d).            Title of Class of Securities.

                      Common Stock, $1.00 par value.

Item 2(e).            CUSIP Number.

                      707389 10 2.

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

                      Not applicable.

Item 4.               Ownership.

         (a)      Amount Beneficially Owned:

                  As of December 31, 1995, Kenneth A. Swanstrom might be deemed to have beneficial ownership of 406,088 shares of the Issuer's outstanding shares of Common Stock.



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CUSIP No. 707389 10 2                                        Page 4 of 6 Pages
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         (b)      Percent of Class:

                  As of December 31, 1995, Kenneth A. Swanstrom might be deemed to have beneficial ownership of 23.79% of the Issuer's outstanding shares of Common Stock.

         (c)      Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:

                      240,174 shares.

              (ii)    shared power to vote or to direct the vote:

                      165,914 shares, as follows:

                      (1) 62,975 shares are owned of record by Kenneth A. Swanstrom and Thomas M. Hyndman, Jr., each of whom are directors of the Issuer, as Trustees of the Trust Under Will of Gladys Swanstrom, Deceased. Distributions of principal and interest from said trust may be made from time to time to Kenneth A. Swanstrom, at the discretion of Thomas M. Hyndman, Jr.

                      (2) 3,767 shares are owned of record by Mr. Swanstrom's wife, Margaret Louise Swanstrom and 700 shares are owned by Mr. Swanstrom's daughters. Mr. Swanstrom disclaims beneficial ownership of said shares.

                      (3) 86,453 shares are held in the Estate Under the Will of Klas A. Swanstrom (the "Estate"). The Co-executors of the
Estate are Kenneth A. Swanstrom and Thomas M. Hyndman, Jr.  PNC
Bank, N.A. is also a co-executor of the Estate, but PNC Bank, N.A.
does not have any power to vote or to dispose of these shares and is not a beneficial owner for purposes of Section 13(d).

                      (4) 12,019 shares are owned of record by Kenneth A. Swanstrom and Thomas M. Hyndman, Jr., as Trustees of the Trust
Under the Will of Klas A. Swanstrom.

             (iii)    sole power to dispose or to direct the disposition of:

                      240,174 shares

              (iv)    shared power to dispose or to direct the disposition of:

                      165,914 shares, as described under Item 4(c)(ii) above.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable.



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CUSIP No. 707389 10 2                                        Page 5 of 6 Pages
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Item 6.           Ownership of More Than Five Percent on Behalf of
                  Another Person

                  The description of Kenneth A. Swanstrom's right to receive distributions under the Trust Under the Will of Gladys Swanstrom is described under Item 4(c)(ii) above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                  Holding Company                              .

                  Not applicable.

Item 8.           Identification and Classification of Members of the
                  Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.

CUSIP No. 707389 10 2                                        Page 6 of 6 Pages
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Signature.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1996
-----------------
Date


/s/ Kenneth A. Swanstrom
------------------------
Signature

Kenneth A. Swanstrom
------------------------
Name/Title